BC FORM 51-901F

QUARTERLY REPORT

INCORPORATED AS PART OF SCHEDULES A

ISSUER DETAILS:

NAME OF ISSUER:	TRANS-ORIENT PETROLEUM LTD.
ISSUER ADDRESS:	1407-1050 BURRARD STREET VANCOUVER, BRITISH COLUMBIA V6Z 2S3
ISSUER TELEPHONE NUMBER:	(604) 682-6496
CONTACT PERSON:	DAN BROWN
CONTACT'S POSITION:	ACCOUNTANT
CONTACT TELEPHONE NUMBER:	(604) 682-6496
CONTACT E-MAIL ADDRESS	N/A
WEB SITE ADDRESS	N/A
FOR QUARTER ENDED:	OCTOBER 31, 2004
DATE OF REPORT:	DECEMBER 17, 2004

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A OF BC FORM 51-901F AND BC FORM 51-102F1 MANAGEMENT DISCUSSION AND ANALYSIS.

Peter Loretto	"Peter Loretto"	04/12/17

NAME OF DIRECTOR	SIGNATURE (TYPED)	DATE SIGNED (YY/MM/DD)
Barry MacNeil	"Barry MacNeil"	04/12/17

NAME OF DIRECTOR	SIGNATURE (TYPED)	DATE SIGNED (YY/MM/DD)

TRANS-ORIENT PETROLEUM LTD.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in United States Dollars)

OCTOBER 31, 2004 AND 2003

TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Balance Sheets
(Expressed in United States Dollars)

October 31, 2004	July 31, 2004
(Unaudited - Prepared by Management)	(Audited)
Assets

Current

Cash	$ 61,766	$ 69,887
Accounts receivable	709	356
Due from related company (Note 4)	9,505	7,971
Loan receivable	-	-
Prepaid expenses	33,262	32,972

	105,242	111,186

Investment in associated companies (Notes 3 and 7)	1,197,839	1,197,839
Property and equipment	88,567	89,676
Oil and gas interest	1	1

Total Assets	$ 1,391,649	$ 1,398,702

Liabilities

Current

Accounts payable and accrued liabilities	$ 10,733	$ 6,017
Due to associated company	-	-

Total Liabilities	10,733	6,017

Non-Controlling Interest in AMG Oil Ltd.	19,126	25,315

Shareholders' Equity

Common stock without par value;
Unlimited number of shares authorized;
Issued and outstanding at October 31, 2004:
2,516,823; July 31, 2004: 2,416,823 (Note 5)	13,175,075	13,175,075
Common stock held by subsidiary: 2,205 shares	(11,993)	(11,993)
Deficit	(11,801,292)	(11,795,712)

Total Shareholders' Equity	1,361,790	1,367,370

Total Liabilities and Shareholders' Equity	$ 1,391,649	$ 1,398,702

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Statements of Operations and Deficit
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

Three Months	Three Months
Ended	Ended
October 31,	October 31,
2004	2003

Expenses

General and administrative (Schedule)	$ 18,908	$ 16,434

Loss before other items	(18,908)	(16,434)

Other Items:

Interest income	120	494
Recovery of loan receivable previously written-off (Note 4)	7,019	6,617

Loss from operations	(11,769)	(9,323)
Non-controlling interest's portion of AMG's loss	6,189	5,815

Net loss for the period	(5,580)	(3,508)

Deficit - Beginning of period	(11,795,712)	(12,311,548)

Deficit - End of period	$ (11,801,292)	$ (12,315,056)

Loss per share -basic	$ (0.00)	$ (0.00)
-diluted	$ (0.00)	$ (0.00)

Weighted-average number of common shares outstanding, net of reciprocal holdings	2,516,823	2,416,823

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

Three Months	Three Months
Ended	Ended
October 31,	October 31,
2004	2003

Operating Activities
Net loss for the period	$ (5,580)	$ (3,508)
Items not affecting cash:
Amortization	1,109	2,666
Non-controlling interest	(6,189)	(5,815)
Recovery of loan receivable previously written-off	(7,019)	(6,617)
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	4,716	1,417
Accounts receivable	(353)	1,644
Loan receivable from associated company	7,019	6,617
Due from related company	(1,534)	3,665
Prepaid expenses	(290)	(3,003)

Net cash used for operating activities	(8,121)	(2,934)

Financing Activities

Net cash provided by financing activities	-	-

Investing Activities

Net cash provided by investing activities	-	-

Net decrease in cash during the period	(8,121)	(2,934)
Cash - Beginning of period	69,887	227,289

Cash - End of period	$ 61,766	$ 224,355

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Schedules of General and Administrative Expenses
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

Three Months	Three Months
Ended	Ended
October 31,	October 31,
2004	2003

Accounting and audit	$ 5,237	$ 526
Amortization	1,109	2,666
Corporate relations and development	-	1,350
Filing and transfer agency fees	1,982	822
Foreign exchange (gain) loss	(5,963)	(2,046)
Legal	3,043	1,287
Office and miscellaneous	1,871	3,194
Rent	3,675	3,441
Telephone	1,162	753
Travel, promotion and accommodation	1,571	823
Wages and benefits	5,221	3,618

	$ 18,908	$ 16,434

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)

For the Three Month Period Ended October 31, 2004 and 2003

NOTE 1 - NATURE OF OPERATIONS

Trans-Orient Petroleum Ltd. (the "Company") was incorporated under the Company Act (British Columbia) on July 25, 1986 and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). The Company is engaged in identifying, financing, and providing business development services for early-stage resource and technology businesses ("Associated Companies"). The Company's operating strategy is to acquire a significant equity interest in Associated and Non-Associated Companies and to provide financial, managerial, and technical support to accelerate the achievement of the Associated Companies' business goals and objectives. At October 31, 2004, the Company held interests in three Associated Companies.

The Company's consolidated financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. However, the Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities for financing. Future capital requirements will depend on many factors including the Company's ability to execute its business plan. The Company intends to continue relying upon the issuance of securities to finance its future activities but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company. Although these consolidated financial statements do not include any adjustments that may result from the inability to secure future financing, such a situation would have a material adverse effect on the Company's business, results of operations and financial condition.

NOTE 2 - ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

The accompanying unaudited consolidated interim financial statements of Trans-Orient Petroleum Ltd. and its wholly owned subsidiary DLJ Management Corp. and the accounts of AMG Oil Limited, of which the Company holds a 49.4% controlling interest are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and the instructions to BC FORM 51-901F of the British Columbia Securities Commission. All significant inter-company balances and transactions have been eliminated. This BC FORM 51-901F should be read in conjunction with the Company's annual audited consolidated financial statements dated July 31, 2004. All material adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods have been reflected. The results of the three months ended October 31, 2004 are not necessarily indicative of the results to be expected for the full year.

NOTE 3 - INVESTMENTS IN ASSOCIATED COMPANIES

At October 31, 2004, the Company's ownership interests in Associated Companies accounted for under the consolidation method or cost method of accounting are as follows:

					Percentage of
	July 31,			October 31,	Ownership/
	2004	Sales	Purchases	2004	Number of
	Carrying	during	during	Carrying	Common
	Value	the year	the year	Value	Shares Held

Consolidation Method:
AMG Oil Ltd.	$ -	$ -	$ -	$ -	49.40%/ 8,200,000

Cost Method:

Verida Internet Corp.	1	-	-	1	8.68%/ 844,642
Austral Pacific Energy Ltd.	1,147,838	-	-	1,147,838	6.54%/ 954,145
Gondwana Energy, Ltd.	50,000	-	-	50,000	23.81%/ 3,000,000

	1,197,839	-	-	1,197,839

	$ 1,197,839	$ -	$ -	$ 1,197,839

At October 31, 2004, the Company held the following share purchase warrants to acquire, shares of common stock:

	Number	Price	Expiry
	of Shares	Per Share	Date

Austral Pacific Energy Ltd. - Series "A"	836,845	$1.50	January 5, 2005
Austral Pacific Energy Ltd. - NZ IPO	382,750	NZ$ 2.10	January 5, 2005

Refer to Note 7

NOTE 4 - RELATED AND ASSOCIATED COMPANIES TRANSACTIONS

Certain transactions of the Company involve publicly-traded companies having directors, officers and/or principal shareholders in common with the Company. These companies are Austral Pacific Energy Ltd. ("Austral Pacific"), Gondwana Energy, Ltd. ("Gondwana"), Verida Internet Corp. ("Verida") and TAG Oil Ltd. ("TAG")

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to non-arms length parties for the same services. The following are related party transactions not disclosed elsewhere in these financial statements.

a) Due from/to Related and Associated Companies

At October 31, 2004, the Company was owed $9,505 (July 31, 2004 - $7,971) by TAG, a related company.

b) Loan Receivable from Associated Company

Subsequent to the write-off, in the 2001 fiscal year, of a loan of $517,115 made to Verida, the Company negotiated a loan repayment schedule with Verida allowing the Company to receive monthly payments of approximately CAD$15,170 (equivalent to US$10,799 as at July 31, 2003) for a period of twenty-four months. The total that was to be received, per the original agreement, was CAD$363,982 (equivalent to US$259,099 as at July 31, 2003), including principal and interest.

The Company did not receive any payments for the period between November 2002 and March 2003, and after receiving notice during the first quarter of the 2003 fiscal year from the payee that they were not in a financial position to continue paying the Company, the Company negotiated a revised loan repayment term sheet with an effective date of April 1, 2003 whereby the Company will receive a reduced monthly repayment amount over a period of five years. The Company will receive CAD$3,000 (equivalent to approximately US$2,300 as at October 31, 2004) per month, which includes annual interest of 12%, over this new repayment period.

NOTE 4 - RELATED AND ASSOCIATED COMPANIES TRANSACTIONS (continued)

There is considerable doubt whether the Company will receive all future payments relating to the loan repayment schedule. For the three-month period ended October 31, 2004 the Company has received $7,019 (October 31, 2003 - $6,617).

c) Other

The Company and Austral Pacific came to an agreement in August of 2003, with an effective date of July 1, 2003, whereby Austral Pacific agreed to pay $1,500 per month to DLJ Management Corp. ("DLJ"), a wholly-owned subsidiary of the Company, for a portion of DLJ's overhead in relation to work performed by DLJ on Austral Pacific's behalf.

During the 2004 fiscal year, the Company incurred $2,088 (October 31, 2003 - $2,253) for wages and benefits to a director of the Company.

NOTE 5 - SHARE CAPITAL

a) Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

Number
Issued and fully paid:	of Shares	Amount

Balance at October 31, 2004 and July 31, 2004	2,516,823	$ 13,175,075

b) Incentive Stock Options and Share Purchase Warrants

At October 31, 2004, the following stock options are outstanding:

Number	Price	Expiry
of Shares	per Share	Date

27,777	$31.50	March 31, 2005

At October 31, 2004, the following share purchase warrants to purchase common shares are outstanding:

Number	Price	Expiry
of Shares	per Share	Date

900,000	$0.35	June 13, 2005

NOTE 6 - SUBSEQUENT EVENTS

Certain of the prior periods' comparative figures may have been reclassified in conformity with the current period's presentation.

NOTE 7 - SUBSEQUENT EVENTS

Investment in associated companies

The Company in November and December of 2004, sold 550,000 shares of Austral Pacific at a price of CAD$3.50 per share and 110,800 shares at approximately CAD$3.65 per share. The Company also exercised share purchase warrants in Austral Pacific to acquire 836,845 shares of Austral Pacific at a price of US$1.50 per share. The Company now holds 1,130,190 shares (6.89%) of Austral Pacific as well as an additional 382,750, share purchase warrants.